                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                            Williams Controls, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  969465 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 12, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
          969465 10 3
--------------------------------------------------------------------------------
  1     Names of Reporting Persons:  Comerica Incorporated

        I.R.S. Identification Nos. of Above Persons (Entities Only) 38-1998421

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)

--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization:  Delaware


--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power:  -0-

     Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power:  3,592,000


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power:  -0-

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power:  3,592,000


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,592,000, Comerica Incorporated disclaims any beneficial ownership of the shares.

--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (11):  18.0%


--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions):  HC

--------------------------------------------------------------------------------

CUSIP NO.
         969465 10 3
--------------------------------------------------------------------------------
  1     Names of Reporting Persons  Comerica Bank

        I.R.S. Identification Nos. of Above Persons (Entities Only) 38-0477375


--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization:  Michigan Banking Corporation


--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power:  -0-

     Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power:  3,592,000


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power:  -0-

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power:  3,592,000


Person With
--------------------------------------------------------------------------------

  9 Aggregate Amount Beneficially Owned by Each Reporting Person: 3,592,000 Comerica Bank may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (11):  18.0%


--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions):  BK

--------------------------------------------------------------------------------

ITEM 1.

        (a)      Name of Issuer:   Williams Controls, Inc.

        (b)      Address of Issuer's Principal Executive Offices:
                 14100 SW 72nd Avenue
                 Portland, Oregon 97224

ITEM 2.

         This Schedule 13G is being filed jointly by Comerica Bank, a Michigan banking corporation and Comerica Incorporated, a Delaware corporation. Comerica Bank is a wholly-owned subsidiary of Comerica Incorporated. The joint filing agreement is attached as Exhibit 1.

        (a)      Name of Person Filing: Comerica Incorporated

        (b)      Address of Principal Business Office, if none, residence:
                 500 Woodward Avenue
                 33rd Floor, One Detroit Center
                 Detroit, Michigan 48226

        (c)      Citizenship: Delaware corporation

        (d) Title of Class of Securities of Issuer: Common Stock, $.01 par value

        (e)      CUSIP Number of Issuer:  969465 10 3

        (a)      Name of Person Filing: Comerica Bank

        (b)      Address of Principal Business Office, if none, residence:
                 500 Woodward Avenue
                 4th Floor, One Detroit Center
                 Detroit, Michigan 48226

        (c)      Citizenship: Michigan Banking Corporation

        (d) Title of Class of Securities of Issuer: Common Stock, $.01 par value

        (e)      CUSIP Number of Issuer:  969465 10 3

ITEM 3.

         If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ]  Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).
         (b) [X]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
         78c); (see below).
         (c) [ ]  Insurance company as defined in section 3a(19) of the Act
         (15 U.S.C.78c).
         (d) [ ] Investment company registered with under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ] An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
         (f) [ ]  An employee benefit plan or endowment fund in accordance with
         Section 240.13d-1(b)(1)(ii)(F);
         (g) [X]  A parent holding company or control person in accordance with
         Section 240.13d-1(b)(1)(ii)(G); (see below).
         (h) [ ] A savings associations as defined in Section 3b of the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         Comerica Bank is a bank as defined in Section 3(a) (6) of the Act (15 US.C. 78c). Comerica Incorporated is the parent holding company of Comerica Bank.

ITEM 4.  OWNERSHIP.

         COMERICA INCORPORATED
         (a)    Amount beneficially owned: 3,592,000

         (b)    Percent of class: 18.0%

         (c)    Number of Shares as to which person has:

                (i)   Sole power to vote or to direct the vote:  -0-
                (ii)  Shared power to vote or direct the vote:  3,592,000
                (iii) Sole power to dispose or direct the disposition of:   -0-
                (iv)  Shared power to dispose or direct the disposition of:   3,592,000

         Comerica Incorporated, however, disclaims any beneficial ownership in the shares of the Issuer which may be deemed beneficially owned under federal securities laws by Comerica Bank.

         COMERICA BANK
         (d)    Amount beneficially owned: 3,592,000 *

         (e)    Percent of class: 18.0%
         (f)    Number of Shares as to which person has:

                (i)   Sole power to vote or to direct the vote:  -0-
                (ii)  Shared power to vote or direct the vote:  3,592,000 *
                (iii) Sole power to dispose or direct the disposition of:   -0-
                (iv)  Shared power to dispose or direct the disposition of:   3,592,000 *

         *Comerica Bank may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         As disclosed above, Comerica Bank, a wholly-owned subsidiary of Comerica Incorporated, may be deemed beneficial owner, under federal securities laws, as secured party (pledgee) of shares pledged on a defaulted loan at the time it determines to sell shares.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Date 8/9/02

                                 COMERICA INCORPORATED



                                 By: /s/ Carol Rodriguez
                                     --------------------------------------
                                 Name: Carol Rodriguez
                                 Title: Vice President


                                 COMERICA BANK



                                 By: /s/ Elizabeth A. Stacy
                                     --------------------------------------
                                 Name:  Elizabeth A. Stacy
                                 Title: Vice President

                                    EXHIBIT 1

                       SCHEDULE 13G JOINT FILING AGREEMENT

         Each of the undersigned persons executing this joint filing agreement (the "Agreement"), agrees as follows with respect to the undersigned person:

         (i) The undersigned person executing this Agreement is individually eligible to use the Schedule 13G to which this Exhibit is attached and such
Schedule 13G is filed on behalf of the undersigned person executing this Agreement; and

         (ii) The undersigned person executing this Agreement is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning the undersigned person contained herein; but the undersigned person executing this Agreement is not responsible for the completeness and accuracy of the information statement concerning any other person making the filing, unless the undersigned person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         Dated: August 9, 2002



                                 COMERICA INCORPORATED



                                 By: /s/ Carol Rodriguez
                                    ---------------------------------------
                                 Name: Carol Rodriguez
                                 Title: Vice President


                                 COMERICA BANK



                                 By: /s/ Elizabeth A. Stacy
                                    ---------------------------------------
                                 Name: Elizabeth A. Stacy
                                 Title: Vice President